Acquire Skills and Knowledge Education Inc.
Statements of Changes in Shareholders' Deficit
From June 11, 2019 (Inception) to Decmber 31, 2019
(Unaudited)

	Common Stock		Paid-in-Capital		Accumulated Deficit		Total Shareholders' Deficit	
	Shares	Amount						
Balance, June 11, 2019 (Inception)	-	$ -	$	-	$	-	$	-
Issuance of founder shares	690,000	6,900						6,900
Net loss						(10,051)		(10,051)
Balance, December 31, 2019	690,000	$ 6,900	$	-	$	(10,051)	$	(3,151)